Issuer Free Writing Prospectus filed pursuant to Rule 433 under the Securities Act of 1933 supplementing the Preliminary Prospectus dated March 12, 2013

Registration No. 333-181470

March 12, 2013

iStar Financial Inc.

Pricing Term Sheet

4.50% Series J Cumulative Convertible Perpetual Preferred Stock

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated March 12, 2013 and the accompanying prospectus (together, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Capitalized terms used and not defined herein have the meanings assigned to them in the Preliminary Prospectus.

Issuer:	iStar Financial Inc.
Exchange/Symbol for Issuer’s common stock:	NYSE: SFI
Title of security:	4.50% Series J Cumulative Convertible Perpetual Preferred Stock (“Series J Preferred Stock”)
Ranking:	Preferred
Size:

3,500,000 shares, with an aggregate liquidation preference of $175,000,000 (4,000,000 shares, with an aggregate liquidation preference of $200,000,000, if the underwriters’ option to purchase additional shares is exercised in full)

Gross proceeds:	$175,000,000 ($200,000,000 if the underwriters’ option to purchase additional shares is exercised in full)
Net proceeds (before expenses):	$169,750,000 ($194,000,000 if the underwriters’ option to purchase additional shares is exercised in full)
Maturity:	Perpetual
Public offering price:	$50.00 per share, plus accrued and unpaid dividends from March 18, 2013
Liquidation preference:	$50.00 per share, plus an amount equal to any accrued and unpaid dividends
Cumulative dividends:	4.50% per annum of the liquidation preference per share ($2.25 per annum), payable quarterly in arrears
Dividend payment dates:	If declared, March 15, June 15, September 15 and December 15, commencing June 15, 2013
Closing sale price:	$10.66 per share of the Issuer’s common stock on the NYSE as of the pricing date

Conversion premium:	Approximately 20.0% above the closing sale price
Initial conversion rate:	3.9087 shares of the Issuer’s common stock per share of Series J Preferred Stock (subject to adjustment)
Initial conversion price:	Approximately $12.79 per share of the Issuer’s common stock (subject to adjustment)
Optional redemption:	On or after March 15, 2018, at a redemption price equal to 100% of the liquidation preference of $50.00 per share, plus accrued and unpaid dividends
Pricing date:	March 12, 2013
Trade date:	March 13, 2013
Settlement date:	T+3; March 18, 2013
Distribution:	SEC registered
CUSIP:	45031 U887
ISIN:	US45031U8870
Joint bookrunners:	Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Use of proceeds:	The Issuer will use the net proceeds from the offering for new investment activities and general corporate purposes.
Special rights upon a fundamental change:

If a holder converts its Series J Preferred Stock at any time beginning with the opening of business of the fundamental change (as defined in the Preliminary Prospectus”) effective date and ending with the close of business on the 30th trading day immediately following such fundamental change effective date (as defined in the Preliminary Prospectus), such conversion will be deemed to be in connection with the fundamental change and the holder will automatically receive for each share of Series J Preferred Stock converted, the greater of:

• (i) a number of shares of our common stock equal to the initial conversion rate (subject to adjustment) plus (ii) the fundamental change make-whole premium, if any; and

• a number of shares of our common stock equal to the lesser of (i) the liquidation preference divided by the Market Value of the Common Stock on the fundamental change effective date and (ii) 9.3809 (subject to adjustment).

Increase to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

If a holder elects to convert shares of Series J Preferred Stock in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus), the Issuer will, under certain circumstances, increase the conversion rate of the Series J Preferred Stock.  The following table shows what the fundamental change make-whole premium would be for each hypothetical stock price and fundamental change effective date set forth below, expressed as additional shares of common stock per share of Series J Preferred Stock.

Fundamental Change
Effective Date	$10.66	$11.00	$12.00	$12.79	$14.00	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$60.00
March 18, 2013	0.7817	0.7678	0.6731	0.6116	0.5346	0.4824	0.3832	0.3130	0.2198	0.1605	0.0897	0.0271
March 15, 2014	0.7817	0.6742	0.5857	0.5289	0.4591	0.4125	0.3257	0.2656	0.1869	0.1370	0.0771	0.0232
March 15, 2015	0.7817	0.5694	0.4865	0.4347	0.3726	0.3322	0.2595	0.2110	0.1489	0.1097	0.0624	0.0187
March 15, 2016	0.7817	0.4544	0.3753	0.3279	0.2736	0.2401	0.1840	0.1489	0.1057	0.0785	0.0453	0.0137
March 15, 2017	0.7817	0.3291	0.2474	0.2022	0.1561	0.1316	0.0971	0.0786	0.0565	0.0424	0.0249	0.0077
March 15, 2018	0.7817	0.2146	0.0870	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The actual stock price and fundamental change effective date may not be set forth on the table, in which case:

•                  if the actual stock price on the fundamental change effective date is between two stock prices on the table or the actual effective date is between two fundamental change effective dates on the table, the fundamental change make-whole premium will be determined by a straight-line interpolation between the fundamental change make-whole premiums set forth for the higher and lower stock prices and the earlier and later fundamental change effective dates, as applicable, based on a 365-day year;

•                  if the stock price on the fundamental change effective date exceeds $60.00 per share, subject to adjustment as described below, no fundamental change make-whole premium will be paid; and

•                  if the stock price on the fundamental change effective date is less than $10.66 per share, subject to adjustment as described below, no fundamental change make-whole premium will be paid.

Notwithstanding the foregoing, in no event will the conversion rate, as result of the fundamental change make-whole premium, exceed 4.6904 shares of common stock per share of Series J Preferred Stock, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of the Series J Preferred Stock—Adjustment of Conversion Rate” in the Preliminary Prospectus.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc.	1-888-603-5847 (toll free)

BofA Merrill Lynch	1-866-500-5408 (toll free)

J.P. Morgan Securities LLC	1-866-803-9204 (toll free)

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